As filed with the Securities and Exchange Commission on February 15, 2005.


                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
    Cinergy Corp.                                                    OF
  File No. 70-10015                                             NOTIFICATION

(Public Utility Holding Company Act of 1935)


         With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a Delaware corporation and a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and with reference to the Commission's order dated October 23, 2002 with respect thereto (HCAR No. 27581)(the "Order"), and in particular the periodic reporting requirements set forth therein, Cinergy hereby supplies the following information covering the six month period from July 1, 2004 to and including December 31, 2004 (the "Reporting Period"):

1. Cinergy had four subsidiaries during the Reporting Period (collectively, the "Cinergy IS Subs") that were engaged, directly (in the case of Reliant and Miller Pipeline) or indirectly (i.e., as holding companies, in the case of CSN and Acquisition Sub), in the business of providing Infrastructure Services (as defined in the Order):

                Cinergy Supply Network, Inc., a Delaware corporation ("CSN");

                Reliant Services, LLC, an Indiana limited liability company ("Reliant");

                MP Acquisition Corp., an Indiana corporation ("Acquisition Sub"); and

                Miller Pipeline Corporation, an Indiana corporation ("Miller Pipeline").

CSN is a wholly-owned subsidiary of Cinergy. Cinergy owns 50% of the outstanding voting securities of each of Reliant, Acquisition Sub and Miller Pipeline.

2. Cinergy's aggregate investment in the Cinergy IS Subs at December 31, 2004 was approximately $29.6 million.

3. The following provides information for the Reporting Period concerning any Infrastructure Services provided by any of the Cinergy IS Subs to any associate or affiliate public utility company thereof (all such services were rendered at "cost" (as defined in Rule 91 under the Act) pursuant to and in accordance with the various service agreements approved by the Commission by order dated May 4, 1999 in File No. 70-9449 (HCAR No. 27016)):


Cinergy IS Sub      Associate Utility     Type of Services  Total Amount Billed
Rendering Services   Company Receiving        Rendered         (in thousands)
                         Services


Reliant           The Cincinnati Gas &     Line locating and        $1,422
                  Electric Company (CG&E)    meter reading


Reliant           PSI Energy, Inc. (PSI)   Line locating and
                                             meter reading          $1,434


Reliant           The Union Light, Heat     Line locating and
                    and Power Company        meter reading
                         (ULH&P)                                    $92


Miller Pipeline         CG&E                Maintenance and
                                          construction services     $5,367


Miller Pipeline         PSI                Maintenance services     $344


Miller Pipeline         ULH&P              Maintenance services     $19




                             S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:         February 15, 2005

                                             CINERGY CORP.


                                             By: /s/Wendy L. Aumiller
                                                 Wendy L. Aumiller
                                                 Vice President and Treasurer